February 18, 2026

Carl A. Merton
Chief Financial Officer
Tilray Brands, Inc.
265 Talbot Street West
Leamington, ON N8H 5L4
Canada

       Re: Tilray Brands, Inc.
           Form 10-K for the fiscal year ended May 31, 2025
           Form 10-Q for the quarterly period ended August 31, 2025 File No. 001-38594
Dear Carl A. Merton:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the quarterly period ended August 31, 2025
Management   s Discussion and Analysis of Financial Condition and Results of
Operations, page
25
Results of Operations, page 28

1. You state on page 39 that "During the three months ended August 31, 2025, the
       Company recognized $15.0 million of change in the fair value of contingent consideration as the likelihood of achievement decreased to 0% of such contingent consideration related to the Montauk Brewing acquisition." However, we note from page
       110 of your May 31, 2025 Form 10-K that the probability of achieving such contingent consideration was "100%" as of that date. Please explain to us in detail and revise your future filings as necessary to describe the events that transpired during the three months ended August 31, 2025 that resulted in your determination that the $15.0 million payout was no longer likely to occur at all. In this regard, we note you mention only "Montauk's current operating results" from page 20 of your November 30, 2025 Form 10-Q.
 February 18, 2026
Page 2

Form 10-K for the fiscal year ended May 31, 2025
Results of Operations, page 47

2. We note the discussions of the changes in your revenue and gross margin for each of the reportable segments on pages 51-54 do not provide quantifications of the significant factors that you have identified as impacting those changes for the periods presented. For example, on page 52, you state that the decrease in adult-use cannabis, your largest cannabis channel, was driven by, among other things, your "renewed focus on preserving gross margin and maintaining a higher average selling price in growing categories such as vapes that have experienced a high degree of price compression."
Without
       quantification of selling price and price compression, a reader is not able to fully understand the extent that these factors had on your results. Therefore, please expand your disclosures in future filings, beginning with your Form 10-Q for the period ended
       February 28, 2026, to provide sufficiently quantitative, meaningful and informative disclosures that comply with Items 303(b)(2)(i)-(iii) of Regulation S-K. In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenn Do at 202-551-3743 or Daniel Gordon at 202-551-3486 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences